10/25

08018127

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Idemitsu Kosan Co., Ltd.

*CURRENT ADDRESS 1-1, Marunouchi 3-chome
Chiyoda-ku, Tokyo Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

FILE NO. 82- 35033

FISCAL YEAR 3/31/06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/3/06

RECEIVED
2006 OCT 25 A 10:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

June 5, 2006

To the Shareholders:

ARIS
3-31-06

NOTICE OF THE 91ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 91st Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Since you can exercise your voting rights in writing even if you are not present at the meeting, please review the "Reference Documents for the General Meeting of Shareholders" set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions by 5:00 p.m., on June 23 (Friday), 2006.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

1. Date and hour of meeting:

   June 27 (Tuesday), 2006, at 10:00 a.m.

2. Place of meeting:

   "Grand Ball Room" 3F, Grand Hyatt Tokyo
   10-3, Roppongi 6-chome, Minato-ku, Tokyo, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 91st business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors

   2. Report on the balance sheet and statement of income for the 91st business year (from April 1, 2005 to March 31, 2006)

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 91st business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of 12 Directors
Proposition No. 4:	Election of five (5) Statutory Auditors
Proposition No. 5:	Granting of retirement gratuities
Proposition No. 6:	Revision of remuneration for officers

The details of the propositions are described in the "Reference Documents for the General Meeting of Shareholders" below (on pp. 50 to 73).

If any change occurs in the Reference Documents for the General Meeting of Shareholders, it will be publicized on our website (website address: http://www.idemitsu.co.jp).

-END-

When attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

1. Outline of business activities:

(1) Developments and results of business activities of the Group:

1) Environment of business

During the first half of the business year under review, the Japanese economy was affected by global inventory adjustments in the IT-related industry, among others, and the Chinese government's restrictive policy on investment. In the second half of the year, exports to Asia and other areas took an upturn, higher corporate earnings spurred active investment in plant and equipment and private spending expanded due to better employment and income conditions. Thus, the Japanese economy entered a phase of autonomous recovery.

Crude oil prices reached a record high in the first half of the business year under review, due to higher global demand, and some accidents at refineries and large-scale hurricanes in the United States. In the second half of the year, crude oil prices remained high against the background of geopolitical risks, including political unrest in Algeria and the issue of Iran's nuclear development. Dubai crude oil, a benchmark for the Middle East crude oil, increased by $16.9 per barrel on average from the previous business year to $53.5 per barrel for the business year under review.

With regard to exchange rates, the Japanese yen was depreciated against the US dollar as official rates in the United States continued to rise and the interest rate discrepancy in Japan and the United States grew. Thus, the exchange rate amounted to US$1 = ¥114.3 on average for the business year under review, ¥5.8 weaker than the previous business year. Consequently, crude oil prices denominated in the yen amounted to ¥38,000 per kiloliter, more than 50% higher than the previous business year.

With regard to petroleum products, demand for gasoline remained on a par with the previous business year. However, demand for jet fuel increased due to healthy air transport business, demand for naphtha increased due to strong demand from the petrochemicals industry and demand for kerosene increased due to record cold spells toward the end of 2005. On the other hand, demand for diesel oil decreased due to improved efficiencies in freight transport and the decreased number of diesel-powered automobiles and demand for industrial fuel oil A and fuel oil C decreased as higher prices induced conversion into alternative energy sources. Thus, whole demand for petroleum products was almost on a par with the previous business year.

With regard to petrochemical products, sustained by strong demand from China and other Asian countries, domestic production of ethylene, a basic material, amounted to 7,550,000 tons, remaining in a high level for two consecutive years.

Under these circumstances, the developments and results of business activities by division of the Group were as described below:

2) Petroleum products business

Due to a sharp and substantial increase in crude oil prices, revenues decreased as fuel costs for refining increased and time lags existed before such increase was reflected in selling prices.

On the supply side, the Hokkaido Refinery, with the restoration of its two 100,000-ton oil tanks, resumed operations in full after an interval of two years. Additionally, its cracking units were improved to increase production capacities and the capacity of its catalytic cracking equipment was also increased by 3,000 barrels a day to 33,000 barrels, whereby increasing its gasoline supply capacity.

Thus, a system of four refineries and two plants has been established under which the Hokkaido and Aichi Refineries with advanced secondary units specialize in refining and the Chiba and Tokuyama Refineries integrate refining operations with their adjacent petrochemical plants.

With regard to sales, the Company tried to reflect a sharp increase in crude oil prices on its product prices. However, as of March 31, 2006, only 75% of such increase was reflected on the prices of gasoline and kerosene and 80% on the prices of diesel oil and fuel oil A.

Partly due to the acquisition of 400,000 new members of its "Idemitsu Card Mydo Plus" through its promotional activities, sales of gasoline increased steadily at its service stations, specifically. In addition, the Company has exerted its efforts to formulate a more efficient sales network, including increasing the number of self-service stations.

Sales volume of kerosene and fuel oil C for power generation increased due to record cold spells and sales volume of jet fuel increased due to strong demand from domestic airlines. However, sales volume of diesel oil, fuel oil A and fuel oil C for other than power generation decreased from the previous business year. Sales volume of fuel oil, excluding naphtha for petrochemicals, totaled 28,130,000 kiloliters, which were almost on a par with the previous business year.

In the lubricants business, domestic sales volume remained on a par with the previous business year, while sales volume of high-grade lubricants, including high performance lubricants, increased, registering 102% over the previous business year. Overseas, on the other hand, a plant in Tianjin, China commenced operations in December 2004. New plants in Thailand and Indonesia were constructed in March 2005 and November 2005, respectively, to commenced production steadily.

In the liquefied petroleum gas ("LPG") business, sales of LPG for household and industrial use increased steadily due to the development of new customers and cold spells. In addition, during summer when prices of naphtha rose sharply, sales of butane, raw materials for petrochemicals, increased due to its relative price advantage.

As a result of the business integration of Idemitsu Gas & Life Co., Ltd., which generally controls the LPG business of the Group, with the LPG division of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd., Astomos Energy Corporation, which is considered to have the largest market share in terms of LPG sales in Japan, commenced operations in April 2006, with the aim of expanding its business scale and maximizing synergistic effects by such integration.

In the energy solutions business, the Company started operations with the capacity of 15,000 kW on a commercial basis as an independent power producer (IPP) for Hokkaido Electric Power Co., Inc. at its Hokkaido Refinery in August 2005.

In the area of fuel cells, the Company is engaged in demonstration trials in preparation for practical applications by installing household fuel cells that use LPG at 35 houses nationwide, except Hokkaido, including through participation in the New Energy Foundation's "Extensive Trial Study of Stationary Fuel Cells".

As a result, net sales of the petrolium products business amounted to ¥2,552.5 billion, up 22.5% from the previous business year.

3) Petrochemical products business

In line with higher crude oil prices, the price of naphtha, a material for petrochemical products, further increased. The average price of naphtha for the business year under review was $515 per ton, up $110 per ton from the previous business year. In the Asian market, demand for derivatives of naphtha began to decline slightly due to such higher prices. However, demand from China continued to remain keen and shipments increased. In Japan, due to strong demand and the favorable market conditions in the Asian market, selling prices were revised.

In the basic chemicals and performance chemicals business, the Chiba and Tokuyama Refineries did not undergo periodic maintenance during the business year under review while demand for derivatives remained strong. Thus, sales volume amounted to 110% over the previous business year.

In the performance plastics business, demand for polycarbonates, specifically, from the sector of industrial materials, such as office automation and IT equipment increased. Additionally, uses of such performance plastics were expanded to the sector of high value-added products. Thus, revenues increased.

In the processed products business, the Company endeavored to revise products prices, whereby reflecting most of the increased portion of materials cost. The Company also exerted its efforts to strengthen its revenue-generating base by expanding sales in the area of high performance products and otherwise. In addition to its basic products, including those for automobile seats and apparel containing protein powder, new products such as moisturizing agents for cosmetics have penetrated the market, whereby improving its operating results.

In April 2005, the Company integrated its polyolefin business with that of Mitsui Chemicals, Inc. and a newly established joint venture Prime Polymer Co., Ltd. commenced operations. The joint venture has promoted restructuring through the integration and the revision of prices of products.

As a result, net sales of the petrochemical products business amounted to ¥550.7 billion, up 15.3% from the previous business year.

4) Oil development business

In spite of the contribution of higher crude oil prices, affected by a temporary halt in production due to a gas leakage accident at the Snorre oil field, production of crude oil decreased by 3,170,000 barrels from the previous buisess year to 11,580,000 barrels. Thus, operating income was on a par with the previous business year.

With regard to oil exploration activities in Norway, the Company drilled an experimental well at each of the Snorre and Fram fields and the 35/2 block, in which the Company acquired an interest in 2004, and found crude oil and natural gas in all of these wells. The Company is currently conducting full evaluations of reserves and other matters. In addition, the Company actively participated in public tenders for oil fields by the Norwegian government and made successful bids for a total of five oil fields in December 2005 and March 2006. With regard to one of the oil fields, Idemitsu Petroleum Norge AS for the first time became an operator and has promoted exploration activities.

As a result, net sales of the oil development business amounted to ¥71.4 billion, down 1.8% from the previous business year, due to decreased sales volume in spite of higher crude oil prices.

5) Other businesses

In the coal business, against the background of strong energy demand in China and other Asian countries, sales volumes of the Company's captive mine in Australia amounted to 8,630,000 tons, up 220,000 tons from the previous business year. In spite of higher fuel costs and other production costs, higher coal prices contributed and the Company registered increases in both revenues and profits. In addition, the Company has determined to make investment in the development of the Boggabri coal mine (in which the Company holds a 100% interest) with proved reserves of high quality in New South Wales, Australia, which is expected to commence production by open-cut mining of 1,500,000 tons annually during the business year ending March 31, 2007.

In the uranium business, the Company has continued development of the Cigar Lake uranium mine in Canada, in which the Company has a 7.875% interest.

In the electronic materials business, the Company has agreed with Mitsui Chemicals, Inc. to establish a collaboration system for research and development and manufacture of organic EL materials and determined to commence supply of high performance red LED materials. In addition, with regard to supply, to meet an increase in demand in the future, the Company determined to construct a plant to manufacture organic EL materials in Omaezaki, Shizuoka Prefecture and commenced construction in February 2006. The Company also entered into a basic agreement with Sony Corporation to jointly develop organic EL materials for use in mid- and large-size displays in November 2005. With regard to transparent electrode materials, IS Electrode Materials Co., Ltd., a joint venture established by the Company and Sumitomo Metal Mining Co., Ltd., commenced operations in April 2005, whereby establishing a quick and stable supply system to meet increasing demand.

As a result, net sales of other businesses amounted to ¥152.6 billion, up 17.8% from the previous business year.

6) Financing

In October 2005, the Company issued new shares by allocation thereof to third parties and sold its shares of treasury stock, totaling approximately ¥74.0 billion, which were all undertaken and purchased by its trading partners. Simultaneously, all of its preference shares were redeemed. Consequently, capital as of March 31, 2006 increased from ¥38.8 billion as of March 31, 2005 to ¥51.3 billion. Shareholders' equity amounted to ¥368.7 billion, up ¥74.4 billion from the previous year and the ratio of shareholders' equity amounted to 16.2%, up 3.0%. In addition, the Company has focused its efforts on improving its financial position in accordance with the policy of its medium-term plan and its interest-bearing debt as of March 31, 2006 fell below the mark of ¥1 trillion, registering 991.7 billion.

As a result of these operating activities for the business year under review, net sales amounted to ¥3,327.4 billion, up 20.4% from the previous business year. Operating income amounted to ¥71.4 billion, down 28.1%. Ordinary income amounted to ¥70.8 billion, down 11.0%. Net income amounted to ¥27.3 billion (for the previous business year, net loss of ¥5.8 billion).

Business sector	Net sales	
	The 91st business year (From April 1, 2005 to March 31, 2006)	Ratio of increase/decrease from the previous business year
	(billion yen)	(%)
Petroleum products	2,552.5	22.5
Petrochemical products	550.7	15.3
Petroleum development	71.4	- 1.8
Other businesses	152.6	17.8
Total	3,327.4	20.4

(2) Future challenges to the Group

<Business conditions>

The Japanese economy is expected to continue a slow growth for the business year ending March 31, 2007 as it has shown a sign of getting away from the long-running deflation and the employment conditions have improved and investment in plant and equipment has increased due to recovery in corporate earnings though it involves risks of export deceleration due to a slowdown in the US economy. On the other hand, crude oil prices are expected to remain in a high level for the time being due to tightening supplies as the OPEC nations do not have enough supply capacities and unchanged concerns about product supplies arising from insufficient refining capacities globally, as well as due to higher geopolitical risks in the Middle East and other destabilizing factors.

Demand for petroleum products in Japan has leveled off due to the progresses of energy saving and improved efficiencies and conversion into alternative energy resources. However, due to higher prices and other factors, including stricter environmental regulations, domestic demand may further decline in the future.

In addition, domestic prices of petroleum products have not reflected higher costs arising from global rises in crude oil prices and tightening of supply and demand of products. Thus, earnings in the petroleum industry have come under severe pressure. Furthermore, higher prices of crude oil and other resources have caused higher materials costs, which in return have increased costs of development of resources and investment in the environment and safety.

<Future challenges>

Under these circumstances, the Group will exert its efforts to address the following challenges with the aim of becoming a "company to contribute to the society through stable and sustainable growth" as declared in its second medium-term consolidated business plan (for the years from April 1, 2005 to March 31, 2009) formulated in May 2005:

(i) To promote CSR (corporate social responsibility)

Without clinging to the economic side of its activities in which the Group materializes stable and sustainable growth and distribute the fruits, the Group will aim to contribute to the society in all aspects of its corporate activities by securing safety in its operating activities, giving due considerations to the environment and providing its customers with products, technologies and services with "Reliability, Service and Satisfaction" and gain the support of the society. For that purpose, the Group will exert its efforts to address the following challenges:

a. To take thorough measures for compliance

In March 2006, it was found that at its Aichi Refinery, there was inappropriate handling of data under the terms of the pollution control agreement signed with Aichi Prefecture and Chita City and that gas emissions exceeded the agreed limits. The Company violated the agreement and caused trouble to many people, including the local residents and the relevant authorities and betrayed public trust. The Company has taken the facts serously and regrets what it has done. Looking ahead, the Company will make the utmost effort to comply with law by reviewing its internal control system and making each and every employee more aware of the improtance of compliance.

b. To ensure safety

The Company will continue to give top priority to safe operations, which are the basis of business, and prove worthy of the trust of its stakeholders, including the local community. Technologically, the Company will enhance resistance of the floating-roof tanks to earthquake. With regard to organizational measures, the Company will establish a Safety & Environmental Technology Section, which is an overall safety control section, at the Head Office and station personnel responsible for process safety at each refinery to improve capabilities to find sources of potential danger in the facilities and prevent security-jeopardizing accidents. The Company will also study the possibility of installing high capacity foam delivery devices for local community joint disaster prevention systems.

c. To protect the environment

In April 2006, the Company has established a Global Environment Office to improve and strengthen the activities of the whole Group. As measures to cope with global warming, the Group will promote energy conservation at its refineries, plants and distribution sections and promote supply of eco-friendly products. Additionally, the Group will further promote minimization of risks of environmental contamination, resource saving efforts and expansion of green purchases. Specifically, with regard to soil and groundwater contamination, the Group will complete summary investigations and potential risk investigations with regard to all of its refineries, plants, oil deposits and service stations in accordance with its basic policy on its voluntary measures and also implement full investigations and measures whenever necessary.

d. To develop brand recognition activities

As from April 1, 2005, the Company, under the slogan "Reliability, Service and Satisfaction – The Idemitsu Promise", has developed full-fledged activities to enhance its corporate value by spreading its corporate brand.

During the business year ending March 31, 2007, which falls on the 95th anniversary of establishment, the Group will engage in activities to make its attitudes of continuing renovations venturing into new fields at all times understood by all stakeholders, including its customers, by renewing its Apollo marks and logotypes, which are the symbols of its business.

(ii) To secure stable cash flows in the core businesses

a. In the current situation in which crude oil prices are sharply increasing, the Company will promote rationalization by energy conservation and further strengthen integration of its oil refining and petrochemical operations. The Company will also endeavor to properly and precisely reflect the increased portions of prices of crude oil and raw materials on the prices of products.

In the service station retail business, the Company has established a community-oriented sales network with a simplified distribution structure. The Company will continue to implement measures fine-tuned to local communities that can provide its customers with services with "Reliability, Service and Satisfaction". The "Idemitsu Card Mydo Plus" credit cards, which boast 1,200,000 members in two years since the introduction thereof, are important tools to serve the convenience of its customers at its service stations and sales of LPG. The Company will exert its active efforts to acquire more members to increase the frequencies of visits to its service stations and enhance profitability.

b. In the petrochemical products business, in anticipation of an increase in supply of general-purpose products due to construction of new petrochemical plants in Asia and the Middle East, the Company will exert its efforts to strengthen competitiveness of each of its complexes in Chiba and Tokuyama. At the Chiba complex, the Company will, jointly with Mitsui Chemicals, Inc. and Sumitomo Chemical Co., Ltd., commence operations of its benzene production facilities (with the annual capacity of 250,000 tons) again in the first half of the business year ending March 31, 2007. In addition, the Company will further shift to high value-added products businesses by utilizing its proprietary technologies, including those of engineering plastics.

(iii) To aggressively expand high value-added products businesses

In the high value-added products businesses, including lubricants, engineering plastics and electronic materials, the Company will, by utilizing the Group's technologies, offer proprietary products and services and seek new growth opportunities by market creation.

a. In the lubricants business, to meet rapidly increasing demand in Asia, the Company has constructed blending plants in China, Thailand and Indonesia and established an overseas supply system for high performance products that meet environmental, energy-saving and resource-saving requirements. The Company will also commence operations of its optimal production and inventory management system by introduction of supply chain management to strengthen its revenue-generating base.

b. In the plastic engineering business, based on the Company's production technologies, its joint venture in Taiwan will increase production capacities of polycarbonates for optical disks, demand for which is expected to increase, by 75,000 during the business year ending March 31, 2008. The Company will also commence production and sales of compounds of syndiotactic polystyrene (SPS) developed by the Company, demand for which is expanding for use in automobile, electric and electronic parts, in North America and will prepare for production of compounds thereof in Europe in the future.

c. In the electronic materials business, the Company has engaged in joint development of organic EL with Sony Corporation and will promote development of materials applicable to medium- and large-size displays. With regard to supply of electronic materials, the Company will definitely commence construction of a captive plant scheduled to be completed in January 2007, to establish a stable supply system.

In the transparent electrode materials business, demand for transparent electrode materials for use in liquid crystal flat panel displays is expected to grow rapidly. Thus, the Company will establish a stable supply system by building up capacities to meet increased demand and aim to acquire demand from new production lines of display manufacturers.

(iv) To expand resources business

While competition to acquire resources is intensifying in the world, the Company will meet its responsibilities for stable energy supply and strengthen its revenue-generating base by balanced development of resources, including petroleum, coal and uranium.

a. In the oil development business, the Company will aggressively continue its activities to acquire new mines for exploration in accordance with its medium-term business plan to secure oil and gas reserves and exert its efforts to mange its existing operations efficiently to improve profitability.

b. In the coal business, the Company will increase production and efficiencies at its existing coal mines in Australia and newly develop its Boggabri coal mine to commence productions during the business year ending March 31, 2007.

c. In the uranium business, the Company will continue development of the Cigar Lake uranium mine in Canada to commence production.

(v) To promote restructuring of business

The Group has promoted restructuring of business by actively entering into alliances, with the aim of securing the leading scale, competitiveness and advantage in each of the relevant sectors.

In April 2005, the Company integrated its polyolefin business with that of Mitsui Chemicals, Inc. and its transparent electrode materials business with that of Sumitomo Metal Mining Co., Ltd., respectively. In April 2006, the Company integrated its LPG business with those of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd. The newly established joint ventures have commenced operations, respectively.

The Company will make the most of the fruits of the alliances, including advantages of scale expansion and synergistic effects of business integration and aim to strengthen and expand each business.

(vi) To strengthen its financial base

For the past six years, the Company has reduced its interest-bearing debts by ¥700 billion and also issued new shares by allocation thereof to third parties. The

Company will continue its efforts to improve its financial base by maintaining balance with strategic investment for strengthening its revenue-generating base and studying the possibility of a capital increase.

During the business year under review, which was the first year of its second medium-term consolidated business plan (for the years from April 1, 2005 to March 31, 2009), crude oil prices substantially exceed the projected level.

Under these circumstances, the petrochemical products business generated more operating income than projected as strong demand contributed and the oil development business also generated more operating income than projected due to higher crude oil prices. The coal business also secured profits as projected, as coal prices increased steadily. However, in the petroleum products business, due to a time lag arising from a sharp and steep increase in crude oil prices and increased fuel costs for refining, consolidated operating income for the business year under review was ¥71.4 billion, much lower than the target of ¥101.0 billion under the medium-term business plan.

Crude oil prices are expected to remain in a high level for the time being due to tightening demand and supply, insufficient refining capacities globally, as well as higher geopolitical risks and other destabilizing factors. The Company will assess the effects on the product market and demand in the future and revise the medium-term business plan, specifically, strategies to further strengthen the revenue-generating base of the petroleum products business, during the business year ending March 31, 2007.

The Company will steadily implement various measures under the above-mentioned business strategies to materialize stable and sustainable growth and further enhance transparency of management to become a company that enjoys the confidence of the society in general.

The Company sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(3) Investment in plant and equipment and financing of the Group

1) Investment in plant and equipment

The amount of investment in plant and equipment of the Group for the 91st business year totaled ¥53,200 million, which was principally used as follows:

Business sector	Principal investment in plant and equipment
Petroleum products	Maintenance and renewal of facilities of the refineries; enhancement and improvement of sales facilities of service stations, and LPG filling stations and sales facilities
Petrochemical products	Enhancement, restructuring, maintenance and renewal of production facilities
Petroleum development	Exploration and development of oil fields
Other businesses	Maintenance and renewal of coal production facilities; development of uranium mines; facilities to produce electronic materials

2) Financing

Interest-bearing debt of the Group out Full-time as of March 31, 2006 decreased by ¥105,100 million from the end of the previous business year to ¥991,700 million. The Company also raised the funds of ¥51,200 million and ¥22,700 million by the issuance of new shares and the sale of shares of treasury stock, respectively, in October 2005.

(4) Changes in operating results and state of property of the Group and the Company

1) Changes in operating results and state of property of the Group

Item	**88th** April 1, 2002 - Mar. 31, 2003	**89th** April 1, 2003 - Mar. 31, 2004	**90th** April 1, 2004 - Mar. 31, 2005	**91st** April 1, 2005 - Mar. 31, 2006
Net sales (million yen)	2,434,746	2,450,679	2,763,668	3,327,403
Ordinary income (million yen)	49,044	56,599	79,594	70,829
Net income (loss) (million yen)	2,275	3,737	(5,894)	27,391
Net income (loss) per share (yen)	56.13	135.90	(427.05)	1,289.85
Total assets (million yen)	2,341,764	2,273,895	2,228,574	2,280,359
Net assets (million yen)	296,077	310,257	294,272	368,715

(Notes) 1. For the 88th business year, the Group exerted its efforts to reduce physical distribution cost. However, due to the slumping market of petroleum products and petrochemical products in Japan, ordinary income decreased in comparison with the 87th business year. With regard to extraordinary income and expenses, the Company recorded a revaluation loss of investment securities and an extraordinary loss on business restructuring due to a shutdown of the refinery. Consequently, net income decreased in comparison with the 87th business year.

2. For the 89th business year, supply cost increased due a fire accident at our oil tank in Hokkaido. However, due to an improvement in demand for petrochemical products in Japan, ordinary income increased in comparison with the 88th business year. With regard to extraordinary income and expenses, extraordinary expenses decreased due to decreased revaluation loss of investment securities and other factors. Consequently, net income increased in comparison with the 88th business year.

3. For the 90th business year, the product market in Japan remained in a high level due to a sharp rise in prices of crude oil. Ordinary income increased in comparison with the 89th business year, due to a decreased

interest expense as a result of the reduction of interest-bearing debt. With regard to extraordinary income and expenses, extraordinary expenses increased substantially due to the early adoption of an accounting standard for impairment of fixed assets. Consequently, the Company incurred a net loss.

4. The business performance of the 91st business year (the business year under review) is as described in "1. Outline of business activities" above.

2) Changes in operating results and state of property of the Company

Item	88th April 1, 2002 - Mar. 31, 2003	89th April 1, 2003 - Mar. 31, 2004	90th April 1, 2004 - Mar. 31, 2005	91st April 1, 2005 - Mar. 31, 2006
Net sales (million yen)	2,041,339	2,025,993	2,321,786	2,864,791
Ordinary income (million yen)	9,220	19,133	30,598	27,859
Net income (loss) (million yen)	(6,823)	1,014	(5,884)	30,184
Net income (loss) per share (yen)	(403.52)	(11.65)	(406.44)	1,421.39
Total assets (million yen)	1,789,396	1,762,041	2,038,901	2,059,602
Net assets (million yen)	273,710	285,351	243,839	315,578

(Note) The terms of "net income" and "net income per share" are used in accordance with the provisions of the former Regulations to Enforce the Commercial Code, as amended by the former "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 89th business year.

2. Outline of the Group and the Company (as of March 31, 2006)

(1) Major businesses of the Group:

Business sector	Major business
Petroleum products	Import, refining and sale of crude oil, liquefied petroleum gas (LPG) and petroleum products and transportation and storage relating thereto
Petrochemical products	Production and sale of petrochemical products
Petroleum development	Investigation, exploration, development and sale of oil resources
Other businesses	Exploration, development and sale of coal, uranium and other resources; development, production and sale of electronic materials; design, construction, maintenance and management of petroleum-related facilities; leasing business; credit card services, insurance sales business

(2) Major business offices and plants of the Group:

1) The Company

Category	Offices
Head office	1-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Refineries	Hokkaido (Tomakomai), Chiba (Ichihara), Aichi (Chita), Tokuyama (Shunan)
Plants	Chiba (Ichihara), Tokuyama (Shunan)
Branch offices	Hokkaido (Sapporo), Tohoku (Sendai), Kanto No. 1 (Minato-ku, Tokyo), Kanto No. 2 (Saitama), Chubu (Nagoya), Hokuriku (Kanazawa), Kansai (Osaka), Chugoku (Hiroshima), Shikoku (Takamatsu), Kyushu (Fukuoka)
Overseas offices	Middle East (Abu Dhabi), New York (New York)
Laboratories	Central Laboratory (Sodegaura), Business Laboratory (Ichihara), Chemical Development Center (Ichihara)

2) Important subsidiaries

Name	Address
Idemitsu Oil & Gas Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Gas & Life Co., Ltd.	8-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Idemitsu Queensland Pty. Ltd.	Brisbane, Australia
Idemitsu Petroleum Norge AS	Oslo, Norway

(3) Shares:

1) Number of shares

(thousand shares)

	Ordinary shares	Preference shares	Total
Total number of shares authorized to be issued by the Company:	80,000	6,220	86,220
Total number of issued shares:	27,321	-	27,321

2) Number of shareholders as of March 31, 2006:

Ordinary shareholders: 1,353 persons (an increase of 794 from March 31, 2005)

Preference shareholders: - person (a decrease of 12 from March 31, 2005)

3) Principal shareholders (top 10):

Name	Shares of the Company held by major shareholders		Shares of major shareholders held by the Company	
	Number of shares (thousand shares)	Ratio of voting rights (%)	Number of shares (thousand shares)	Share-holding ratio (%)
Nissho Kosan K.K.	6,780	24.82	-	-
Idemitsu Culture and Welfare Foundation	3,098	11.34	-	-
Idemitsu Employee Stockholders Committee	2,731	10.00	-	-
Idemitsu Museum of Arts Foundation	2,000	7.32	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,285	4.71	-	-
Sumitomo Mitsui Banking Corporation	1,285	4.71	-	-
The Sumitomo Trust & Banking Co., Ltd.	1,285	4.71	5,817	0.35
Shosuke Idemitsu	932	3.41	-	-
Tokio Marine & Nichido Fire Insurance Co., Ltd.	589	2.16	-	-
Nippon Life Insurance Company	571	2.09	-	-

(Notes) 1. The Bank of Tokyo-Mitsubishi Ltd. and UFJ Bank Limited merged as of January 1, 2006 and changed the trade name to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2. The Company holds 7,000 shares (shareholding ratio: 0.07%) of Mitsubishi UFJ Financial Group Inc., which is the holding company of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3. The Company holds 3,000 shares (shareholding ratio: 0.04%) of Sumitomo

Mitsui Financial Group, Inc., which is the holding company of Sumitomo Mitsui Banking Corporation.

4. The Company holds 119 shares (shareholding ratio: 0.01%) of Millea Holdings, Inc., which is the holding company of Tokio Marine & Nichido Fire Insurance Co., Ltd.

4) Acquisition, disposition and possession by the Company of its own shares:

a. Acquisition of shares:

None.

b. Disposition of shares:

Ordinary shares: 3,255 thousand shares

Total disposition prices: ¥22,788 million

c. Forfeiture of shares:

None.

d. Possession by the Company of its own shares as of March 31, 2006:

None.

(4) Employees of the Group:

1) Employees of the Group

Business sector	Number of employees		Decrease/increase from the previous business year
Petroleum products	5,186	(2,447)	+ 203
Petrochemical products	1,724	(69)	- 579
Petroleum development	60	(5)	- 4
Other businesses	767	(93)	+ 83
Total	7,737	(2,614)	- 297

(Notes) 1. The number of employees is that of full-time employees: the number of part-time employees is shown in the parentheses as their respective annual average numbers.

2. The number of employees decreased by 297 from March 31, 2005 principally as the Company seconded its employees to Prime Polymer Co., Ltd., a joint venture with Mitsui Chemicals, Inc., as a result of a spin-off of its polyolefin business to transfer the business to Prime Polymer on April 1, 2005.

2) Employees of the Company

Number of employees	Decrease/increase from the end of the previous business year	Average years of age	Average length of service
4,447(162)	- 349	45 years and 3 months	23 years and 9 months

(Notes) 1. The number of employees is that of full-time employees: the number of part-time employees is shown in the parentheses as the annual average number.

2. The number of employees decreased by 349 from March 31, 2005 principally as the Company seconded its employees to Prime Polymer Co., Ltd., as described above.

(5) Business affiliations:

1) Major subsidiaries:

Name	Capital	Ratio of voting rights of the Company (%)	Main business
Idemitsu Oil & Gas Co., Ltd.	¥8,275 million	100.0	Acceptance of operations from oil development companies of the Group
Idemitsu Gas & Life Co., Ltd.	¥5,000 million	100.0	Import and sale of liquefied petroleum gas, etc.
Idemitsu Queensland Pty. Ltd.	A$106,698 thousand	100.0	Exploration, development and sale of coal
Idemitsu Petroleum Norge AS	NOK727,900 thousand	50.5	Investigation, exploration, development and sale of oil resources

(Note) As of April 1, 2006, the operations of Idemitsu Gas & Life Co., Ltd., a subsidiary of the Company, were integrated with those of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd. Idemitsu Gas & Life Co., Ltd. was dissolved upon transfer of its operations to Astomos Energy Corporation (in which the Company has a 51% equity interest), a new company incorporated as a result of such integration.

2) Results of business affiliations:

The Company has 63 consolidated subsidiaries, including the four major subsidiaries listed above, and 14 equity-method affiliates. On a consolidated basis, net sales and net income for the business year under review totaled ¥3,327,400 million (up 20.4% from the previous business year) and ¥27,300 million (up ¥33,200 million), respectively.

(6) Major lenders:

Lender	Debt payable	Number of shares of the Company and the ratio of voting rights held by lenders	
	(million yen)	(thousand shares)	(%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	95,910	1,285	4.71
Sumitomo Mitsui Banking Corporation	92,740	1,285	4.71
The Sumitomo Trust & Banking Co., Ltd.	70,850	1,285	4.71
The Norinchukin Bank	63,200	28	0.10
The Chuo Mitsui Trust and Banking Company, Limited	60,679	428	1.57

(Note) The Bank of Tokyo-Mitsubishi Ltd. and UFJ Bank Limited merged as of January 1, 2006 and changed the trade name to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(7) Directors and Statutory Auditors:

Position	Name	Duties or major profession
Chairman and Representative Director	Akira Idemitsu	
President and Representative Director	Akihiko Tembo	Division Manager, General Safety and Environment Division
Executive Vice President and Representative Director	Masao Harada	Assistant to President (Petrochemicals Business, Research and Development, Overseas and Supply and Demand, Manufacturing and Technology) and Deputy Division Manager, General Safety and Environment Division
Executive Vice President and Representative Director	Yoshiaki Yoshioka	Assistant to President (Fuel Oil Business, External Affairs Management), responsible for Idemitsu Gas & Life Co., Ltd. and Idemitsu Oil & Gas Co., Ltd., and Deputy Division Manager, General Safety and Environment Division

Position	Name	Duties or major profession
Managing Director	Hidekazu Shiraki	Responsible for Fuel Oil Business (Sales Department, Retail Control Department, Industrial Energy Department, Lubricants Department, Energy Solutions Business Department, Apollo Service Co., Ltd. and Idemitsu Credit Co., Ltd.)
Managing Director	Kyo Kusumoto	Responsible for General Safety and Environment Department, Manufacturing and Engineering (Manufacturing Department, Building Department, Engineering Department and Idemitsu Engineering Co., Ltd.), Division Manager, Safety and Environmental Protection Headquarters, and Division Manager of Global Environmental Management Headquarters
Managing Director	Tetsuo Nishimura	Responsible for Overseas and Supply and Demand (Overseas Department, Supply and Demand Department, Idemitsu Tanker Co., Ltd.)
Managing Director	Masakatsu Tanaka	Responsible for Petrochemicals Business (General Chemical Department, Basic Chemicals Division, Performance Chemicals Department and Engineering Plastics Division)
Managing Director	Kazuhisa Nakano	Responsible for New Business Promotion Department and General Manager of Personnel Department
Managing Director	Shuichi Omiya	Responsible for Research and Development (Research and Development Department, Intellectual Property Department, Agribio Department, Electronic Materials Department)

Position	Name	Duties or major profession
Managing Director	Kenichi Matsui	Responsible for IR Office and Accounting Department
Director	Atsuo Hashimoto	Responsible for External Affairs Management (Secretary's Office, Public Relations & Advertising Office, Information Systems Department, Idemitsu Hokenservice Co., Ltd.) and General Manager, General Affairs Department
Director	Takatoshi Hiruma	General Manager, Corporate Planning Department
Full-time Statutory Auditor	Tetsuya Nagao	
Full-time Statutory Auditor	Munehiro Okuda	
Statutory Auditor	Nobuo Seo	Attorney at law
Statutory Auditor	Masahiro Inoue	Certified tax accountant
Statutory Auditor	Koichi Kumazaki	

(Notes) 1. Statutory Auditors Nobuo Seo, Masahiro Inoue and Koichi Kumazaki are "external auditors" as provided for in Article 18, paragraph 1 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

2. Assumption of office
At the 90th Ordinary General Meeting of Shareholders held on June 28, 2005, Messrs. Masakatsu Tanaka, Kenichi Matsui and Takatoshi Hiruma assumed office as Directors; and
Messrs. Munehiro Okuda and Koichi Kumazaki assumed office as Statutory Auditors.

3. Retirement
At the 90th Ordinary General Meeting of Shareholders held on June 28, 2005, Mr. Kiyoo Inai resigned as Director; and
Mr. Susumu Ooga resigned as Statutory Auditor.

(8) Amount of remuneration, etc. paid to Directors and Statutory Auditors

Category	Remuneration according to the Articles of Incorporation or a resolution of the General Meeting of Shareholders		Officers' bonuses through the appropriation of retained earnings		Retirement gratuities according to a resolution of the General Meeting of Shareholders	
	Number	Amount	Number	Amount	Number	Amount
Directors	14	¥481 million	-	-	1	¥81 million
Statutory Auditors	6	¥62 million	-	-	1	¥72 million
Total	20	¥543 million	-	-	2	¥153 million

(Notes) 1. The maximum amount of annual remuneration of Directors is ¥1,000 million as determined by resolution of the General Meeting of Shareholders held on June 24, 2003.

2. The maximum amount of annual remuneration of Statutory Auditors is ¥100 million as determined by resolution of the General Meeting of Shareholders held on June 25, 1991.

3. No amount of remuneration payable to an employee was paid to any Director concurrently serving as an employee.

4. As of March 31, 2006, the number of Directors was 13 and the number of Statutory Auditors was 5. The number of Directors and Statutory Auditors who received remuneration as listed above includes one Director and one Statutory Auditor who retired as of June 28, 2005.

(9) Amount of remuneration, etc. payable to account auditors

The amount of remuneration, etc. payable to the account auditors by the Company and its subsidiaries is described below:

	Amount
(i) Total amount of remuneration, etc. payable to the account auditors by the Company and its subsidiaries:	¥131 million
(ii) Of the total amount set forth in item (i) above, the total amount of remuneration, etc. payable for audit certificate services under Article 2, paragraph 1 of the Certified Public Accountant Law of Japan:	¥88 million
(iii) Of the total amount set forth in item (ii) above, the total amount of remuneration payable to the account auditors by the Company:	¥81 million

(Note) The amount of remuneration for audits under the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors. Hence, the amount in item (iii) above includes both amounts.

3. Important facts relating to the state of the Group which occurred subsequent to the date of the closing of accounts

As of April 1, 2006, the operations of Idemitsu Gas & Life Co., Ltd., a subsidiary of the Company, were integrated with those of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd. Idemitsu Gas & Life was dissolved and its operations were transferred to Astomos Energy Corporation, a new company incorporated as a result of such integration.

(1) Outline of business restructuring

1) Contents of and main reasons for integrated business

The Company and Mitsubishi Corporation ("MC") have integrated their respective groups' LPG businesses in terms of importing, trading, domestic distribution and sales functions. Thus, the Company and MC will maximize the value of the business by expanding business operations and developing synergies.

2) Outline of business integration

a. MC spun off its liquefied petroleum gas business and transferred it to Mitsubishi Liquefied Petroleum Gas Co., Ltd.

b. Mitsubishi Liquefied Petroleum Gas Co., Ltd., as a surviving company, merged Idemitsu Gas & Life Co., Ltd., as a dissolving company.

3) Date of integration (date of spin-off and date of merger)

April 1, 2006

4) Name of new company

Astomos Energy Corporation (Equity interest of the Company: 51%)

(2) Estimated amount of profit and loss of the party to the business integration recorded in the consolidated statement of income for the business year under review

The profit and loss of Idemitsu Gas & Life Co., Ltd. for the business year under review:

Net sales:	¥250,925 million
Net income:	¥5 million

For the business year ending March 31, 2007 or thereafter, Astomos Energy Corporation is no longer a consolidated subsidiary of the Company and will be consolidated as an equity-method joint venture.

(3) Outline of relationships to continue

Astomos Energy Corporation will assume all trading relationships of Idemitsu Gas & Life Co., Ltd. with the Company, in principle. Major transactions between Astomos Energy Corporation and the Company will be as follows:

1) Sales of LPG produced by the Company; and

2) Lease of facilities of the Company relating to import, storage, etc. of LPG.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

	(million yen)
ASSETS	**2,280,359**
Current assets:	**978,322**
Cash and deposit	132,747
Trade notes receivable and accounts receivable - trade	366,153
Inventories	336,963
Deferred tax assets	19,015
Derivative accounts	131
Deferred hedging loss	1,402
Other current assets	124,012
Allowance for doubtful accounts	(2,103)
Fixed assets:	**1,302,037**
Tangible fixed assets	**1,037,130**
Buildings and structures	145,078
Oil tanks	13,996
Machinery, equipment and vehicles	214,550
Lands	637,396
Construction in progress	18,870
Other tangible fixed assets	7,237
Intangible fixed assets	**33,331**
Goodwill	1,411
Mining rights	12,641
Consolidation adjustments	6,452
Other intangible fixed assets	12,826
Investment and other assets	**231,575**
Investment securities	140,869
Long-term loans receivable	8,693
Deferred income tax assets	24,396
Derivative accounts	10,382
Other investments	48,822
Allowance for doubtful accounts	(1,589)
TOTAL ASSETS	**2,280,359**

	(million yen)
LIABILITIES	1,880,119
Current liabilities:	1,043,251
Trade notes and accounts payable – trade	294,875
Short-term borrowings	407,599
Accounts payable – other	241,910
Accrued corporate taxes	31,170
Deferred tax liabilities	2,291
Allowance for bonuses	7,448
Derivative liabilities	1,340
Other current liabilities	56,614
Long-term liabilities:	836,868
Bonds	85,500
Long-term debt	498,649
Deferred tax liabilities	25,808
Deferred tax liabilities upon revaluation	103,904
Retirement allowances for employees	64,570
Reserve for repair	26,883
Retirement allowances for officers	1,310
Deferred hedging income	11,518
Other long-term liabilities	18,724
MINORITY INTERESTS	31,524
SHAREHOLDERS' EQUITY	368,715
Common stock	51,388
Capital surplus	12,535
Retained earnings	144,914
Revaluation difference of lands	147,799
Revaluation difference of stocks	16,599
Foreign exchange translation adjustment	(4,521)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2,280,359

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Ordinary income and expenses		
Operating income and expenses		
Operating revenue		
Net sales	3,327,403	3,327,403
Operating expenses		
Cost of sales	3,003,287	
Selling, general and administrative expenses	252,682	3,255,970
Operating income		71,432
Non-operating income and expenses		
Non-operating income		
Interest income	2,057	
Dividend income	3,680	
Foreign exchange gain	7,177	
Investment profit on equity method	4,935	
Other income	4,104	21,954
Non-operating expenses		
Interest expenses	19,047	
Sundry loss	3,510	22,558
Ordinary income		70,829
Extraordinary income and expenses		
Extraordinary income:		
Gain on sale of fixed assets	1,493	
Gain on sale of investment securities	6,749	
Gain on business restructuring	4,841	
Others	386	13,471
Extraordinary expenses:		
Loss on sale of fixed assets	1,100	
Loss on disposal of fixed assets	4,245	
Impairment loss on fixed assets	7,691	
Others	3,402	16,441
Income before income taxes		67,859
Corporate, inhabitant and enterprise taxes	45,859	
Prior-year enterprise taxes	2,172	
Income taxes-deferred	(8,616)	39,415
Minority interests		1,052
Net income		27,391

Notes

(Matters concerning the scope of consolidation, etc.)

1. Matters concerning the scope of consolidation

   (1) Consolidated subsidiaries

      1) Number of consolidated subsidiaries: 63 companies

      2) Names of major consolidated subsidiaries:

         Idemitsu Oil & Gas Co., Ltd.
         Idemitsu Gas & Life Co., Ltd.
         Idemitsu Queensland Pty. Ltd.
         Idemitsu Petroleum Norge AS

   (2) Non-consolidated subsidiaries

      1) Names of major non-consolidated subsidiaries:

         Apollo 22 Co., Ltd.
         Idemitsu Fine Oil Co., Ltd.

      2) Reason for excluding the non-consolidated subsidiaries from the scope of consolidation:

         The scale of business conducted by each of the non-consolidated subsidiaries is small, and the total assets, net sales, net income or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest) of each non-consolidated subsidiary do not have a material impact on the consolidated financial statements.

      3) As from the business year under review, two companies were newly included in the scope of consolidation and one company was excluded from the scope of consolidation as described below:

         a. Company newly included in the scope of consolidation upon incorporation during the business year under review:

            IS Electrode Materials Co., Ltd.

         b. Company newly included in the scope of consolidation due to increased assets during the business year under review:

            Zearth Tanker Corp.

         c. Company excluded from the scope of consolidation upon liquidation during the business year under review:

            Munakata Kaiun Co. Ltd.

2. Matters concerning the application of the equity method

   (1) Non-consolidated subsidiaries or affiliates to which the equity method is applied

      1) Number of non-consolidated subsidiaries or affiliates to which the equity method is applied: 14 companies

2) Names of major companies:

Idemitsu Plantech Hokkaido Co., Ltd.

Idemitsu Credit Co., Ltd.

PS Japan Corporation

Prime Polymer Co., Ltd.

3) As from the business year under review, one company was newly included as equity-method affiliate and three companies were excluded as equity-method affiliates as described below:

a. Company newly included as equity-method affiliate upon incorporation during the business year under review:

Prime Polymer Co., Ltd.

b. Companies excluded as equity-method affiliates due to termination of capital relationship as a result of sales of shares or upon liquidation during the business year under review:

Nihon GMT Co., Ltd.

Nihon DSM Co., Ltd.

Policarbonatos do Brasil S.A.

(2) Non-consolidated subsidiaries or affiliates to which the equity method is not applied:

1) Names of major companies:

Idemitsu Bulk Terminal Co., Ltd.

Kyushu L.P.G. Fukushima Terminal Co., Ltd.

2) Reason for not applying the equity method to such companies:

The net income or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest) of each company have no significant impact on the consolidated financial statements and is of no importance in general.

3. Matters concerning the fiscal years of consolidated subsidiaries:

With regard to any consolidated subsidiary whose fiscal year does not end on the date of the closing of consolidated accounts, financial statements for the fiscal year of such any consolidated subsidiary are used.

However, with regard to any important transaction that took place after the end of the relevant fiscal year and prior to the date of the closing of consolidated accounts, necessary adjustments are made the purpose of preparation of the consolidated financial statements.

(Significant accounting policies)

1. Basis and method of valuation of securities:

   (1) Bonds to be held to maturity:

   Stated at amortized cost (straight-line method)

   (2) Subsidiaries' stock and affiliate stock:

   At cost, determined by the moving average method

   (3) Other securities:

   a. Those with market value:

   At market value, determined by the average of the closing market prices for one month prior to the close of the business year. Revaluation differences are all transferred directly to capital.
   Acquisition costs, which shall be compared with market value, are determined by the moving average method, in principle.

   b. Those without market value:

   At cost, determined by the moving average method.
   With regard to contributions to anonymous associations, amounts equivalent to the share in property of the associations are reported.

2. Basis and method of evaluation of inventories:

   At cost, determined by the last-in, first-out method (in part, by lower of cost or market)

3. Basis and method of evaluation of derivatives:

   At market value

4. Method of depreciation of fixed assets:

   (1) Tangible fixed assets:

   Declining balance method principally employed by the Company and its domestic consolidated subsidiaries; provided, however, that the straight-line method is applicable to buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998. Straight-line method principally employed by its overseas consolidated subsidiaries.

   (2) Intangible fixed assets:

   Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

5. Method of treatment of deferred assets

(1) Stock issue costs:

Stock issue costs are booked in full as costs at the time of defrayal.

(2) Bond issuing expenses:

Bond issue costs are booked in full as costs at the time of defrayal.

6. Basis for accounting for important allowances and reserves:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside the portion for each current business year of an estimated amount of bonuses to be paid in the future.

(3) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on the estimated retirement benefit obligations and pension plan assets as of the close of each current business year.

The difference upon the change of accounting standards for employee retirement benefits after the creation of the retirement benefits trust is treated as expenses equally for seven years and actuarial differences are treated as expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the business year next following the business year when such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

Of the retirement allowances for employees as at the end of the current business year, the balance relating to the retirement lump sum grants plan and the Company's pension plan is ¥53,650 million, after offsetting the balance of ¥71,847 million of the retirement allowances for employees before deducting the plan assets and the amount of ¥18,196 million of the plan assets under the retirement benefits trust, and the balance relating to the corporate pension fund plan is ¥10,919 million.

(4) Reserve for repair:

To meet the payment for repair expenses in the future, the Company sets aside the portion for each current business year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and machinery and equipment and vessels periodic repairs in the future.

(5) Retirement allowance for officers:

To meet the payment of retirement gratuities to officers in the future, the Company and some of its consolidated subsidiaries provide an amount payable at the end of each business year in accordance with their internal rules.

7. Method of significant hedge accounting:

Deferral hedge accounting is applicable.

8. Matters concerning the evaluation of assets and liabilities of consolidated subsidiaries:

A method of complete evaluation by market prices is applicable.

9. Matters concerning the amortization of consolidation adjustments:

Consolidated adjustments are amortized equally for five years or 20 years.

10. Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

11. Amounts stated herein:

The numeric figures disregard amounts less than one million yen.

(Notes to the consolidated balance sheet)

1. Accumulated depreciation of tangible fixed assets: ¥1,721,616 million

2. Amount of assets pledged:

Tangible fixed assets:	¥819,559 million
Investment securities:	¥415 million

3. Total guarantee obligations, etc.: ¥15,756 million

4. Total deferred hedging loss prior to offsetting against deferred hedging income:

Short-term deferred hedging income of ¥363 million was offset against short-term deferred hedging loss of ¥1,766 million. Consequently, short-term deferred hedging loss of ¥1,402 million is reported in the "current assets".

Long-term deferred hedging income of ¥16,491 million was offset against long-term deferred hedging loss of ¥4,973 million. Consequently, long-term deferred hedging income of ¥11,518 million is reported in the "long-term liabilities".

5. Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, the Company's lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deferred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in shareholders' equity as "revaluation difference of lands".

(1) Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

(2) Revaluation date: March 31, 2002

(3) Difference of the market value as at the end of the business year under review of the lands revaluated and the book value thereof after such revaluation:

(¥143,511 million)

(Notes to the consolidated statement of income)

Net income per share: ¥1,289.85

INDEPENDENT AUDITORS' REPORT

May 16, 2006

To: The Board of Directors,
Idemitsu Kosan Co., Ltd.

ChuoAoyama Audit Corporation

Hiroshi Koyama (seal)
Specified and Executive Partner
Certified Public Accountant

Hisaya Hirai (seal)
Specified and Executive Partner
Certified Public Accountant

Junichi Sadamori (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provisions of Article 19-2, paragraph 3 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income of Idemitsu Kosan Co., Ltd. (the "Company") for the 91st business year from April 1, 2005 to March 31, 2006. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

Subsequent events:

The subsequent event with respect to business restructuring is stated in the business report.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

AUDITORS' REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of a report on his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 91st business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

   Each Statutory Auditor, in accordance with the audit standard for Statutory Auditors as determined by the Board of Statutory Auditors, and pursuant to the audit policy, and it plan, etc. for the business year under review, received from Directors, and the account auditors reports on and explanations of, and audited the consolidated financial statements.

2. Results of Audit:

   We are of the opinion that the method and results of the audit made by the Independent Auditors, ChuoAoyama Audit Corporation., are proper.

May 22, 2006

The Board of Statutory Auditors
Idemitsu Kosan Co., Ltd.

Tetsuya Nagao (seal)
Full-time Statutory Auditor

Munehiro Okuda (seal)
Full-time Statutory Auditor

Nobuo Seo (seal)
Statutory Auditor

Masahiro Inoue (seal)
Statutory Auditor

Koichi Kumazaki (seal)
Statutory Auditor

(Note) Statutory Auditors Nobuo Seo, Masahiro Inoue and Koichi Kumazaki are "external auditors" as provided for in Article 18, paragraph 1 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

BALANCE SHEET

(As of March 31, 2006)

	(million yen)
ASSETS	2,059,602
Current assets:	843,199
Cash and deposit	56,978
Trade notes receivable	952
Accounts receivable – trade	298,084
Merchandise and goods	100,951
Merchandise in progress	54,089
Crude oil	121,417
Raw materials	1,415
Supplies	19,178
Short-term loans receivable	57,772
Accounts receivable – other	101,381
Deferred tax assets	16,013
Deferred hedging loss	1,007
Other current assets	15,697
Allowance for doubtful accounts	(1,743)
Fixed assets:	1,216,403
Tangible fixed assets	934,341
Buildings	66,212
Structures	62,243
Oil tanks	13,855
Machinery and equipment	144,418
Tools, furniture and equipment	4,829
Lands	633,298
Construction in progress	9,483
Intangible fixed assets	11,003
Patents	1,262
Leasehold rights	8,564
Software	794
Other intangible fixed assets	382
Investments and other assets:	271,058
Investment securities	126,636
Investment in common stock of subsidiaries	73,860
Long-term loans receivable	10,423
Guarantee deposits	19,269
Long-term prepaid expenses	7,667
Deferred tax assets	20,731
Derivative assets	9,810
Other investments	3,970
Allowance for doubtful accounts	(1,312)
TOTAL ASSETS	2,059,602

	(million yen)
LIABILITIES	1,744,024
Current liabilities:	949,629
Trade notes and accounts payable - trade	249,565
Short-term borrowings	394,082
Account payable – other	244,446
Accrued corporate taxes	8,058
Accrued consumption taxes	5,040
Accrued expenses	3,749
Allowance for bonuses	5,868
Derivative liabilities	651
Other current liabilities	38,166
Long-term liabilities:	794,394
Bonds	85,500
Long-term debt	494,137
Deferred tax liabilities upon revaluation	103,904
Retirement allowances for employees	63,154
Reserve for repair	26,193
Retirement allowances for officers	1,302
Deferred hedging income	11,057
Other long-term liabilities	9,146
SHAREHOLDERS' EQUITY	315,578
Common stock	51,388
Capital surplus	10,403
Capital reserve	40
Other capital surplus	10,363
Gain on disposition of treasury stock	10,363
Retained earnings	90,428
Earned reserve	930
Voluntary reserve	35,524
Reserve for special depreciation	1,551
Reserve for loss on overseas investment, etc.	553
Reserve for deferred income tax on fixed assets	32,663
Reserve for preference dividends	756
Unappropriated retained earnings	53,972
Revaluation difference of lands	147,799
Revaluation difference of stocks	15,558
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,059,602

STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Ordinary income and expenses		
Operating income and expenses		
Operating revenue		
Net sales	2,819,499	
Other operating revenue	45,292	2,864,791
Operating expenses		
Cost of sales	2,636,259	
Selling, general and administrative expenses	205,752	2,842,011
Operating income		22,779
Non-operating income and expenses		
Non-operating income		
Interest income	1,070	
Dividend income	17,023	
Foreign exchange gain	5,757	
Other income	2,555	26,407
Non-operating expenses		
Interest expenses	18,216	
Other expenses	3,111	21,328
Ordinary income		27,859
Extraordinary income and expenses		
Extraordinary income:		
Gain on sale of fixed assets	1,293	
Gain on sale of Investment securities	6,731	
Income from liquidation of subsidiary	4,452	
Gain on business restructuring	4,607	
Others	55	17,139
Extraordinary expenses:		
Loss on sale of fixed assets	928	
Loss on disposal of fixed assets	3,947	
Loss on impairment of fixed assets	7,691	
Others	1,256	13,824
Income before income taxes		31,174
Corporate, inhabitant and enterprise taxes	10,770	
Income taxes-deferred	(9,780)	990
Net income		30,184
Retained earnings brought forward from the previous year		19,453
Reversal of revaluation difference of lands		4,334
Unappropriated retained earnings		53,972

Notes
(Significant accounting policies)

1. Basis and method of valuation of securities:

(1) Bonds to be held to maturity: Stated at amortized cost (straight-line method)

(2) Subsidiaries' stock and affiliates' stock: At cost, determined by the moving average method

(3) Other securities:

a. Those with market value:

At market value, determined by the average of the closing market prices for one month prior to the close of the business year. Revaluation differences are all transferred directly to capital.
Acquisition costs, which shall be compared with market value, are determined by the moving average method.

b. Those without market value:

At cost, determined by the moving average method
With regard to contributions to anonymous associations, amounts equivalent to the share in property of the associations are reported.

2. Basis and method of evaluation of inventories:

(1) Merchandise and goods (excluding those to arrive): At cost, determined by the last-in, first-out method

(2) Goods to arrive: At cost, determined by the identified cost method

(3) Merchandise in progress: At cost, determined by the last-in, first-out method

(4) Crude oil (excluding crude oil to arrive): Lower of cost or market, determined by the last-in, first-out method

(5) Crude oil to arrive: At cost, determined by the identified cost method

(6) Raw materials: At cost, determined by the periodic average method

(7) Supplies: At cost, determined by the moving average method

3. Basis and method of evaluation of derivatives:

At market value

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets:

Declining balance method; provided, however, that the straight-line method is applicable to buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998.

(2) Intangible fixed assets:

Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

5. Method of treatment of deferred assets:

(1) Stock issue costs:	Stock issue costs are booked in full as costs at the time of defrayal.
(2) Bond issue costs:	Bond issue costs are booked in full as costs at the time of defrayal.

6. Basis for accounting for allowances and reserves:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside the portion for each current business year of an estimated amount of bonuses to be paid in the future.

(3) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on the estimated retirement benefit obligations and pension plan assets as of the close of each current business year.

The difference upon the change of accounting standards for employee retirement benefits after the creation of the retirement benefits trust is treated as expenses equally for seven years and actuarial differences are treated as expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the business year next following the business year when such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

Of the retirement allowances for employees as at the end of the current business year, the balance relating to the retirement lump sum grants plan and the Company's pension plan is ¥52,234 million, after offsetting the balance of ¥70,431 million of the retirement allowances for employees before deducting the plan assets against the amount of ¥18,196 million of the plan assets under the retirement benefits trust, and the balance relating to the corporate pension fund plan is ¥10,919 million.

(4) Reserve for repair:

To meet the payment for repair expenses in the future, the Company sets aside the portion for each current business year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and machinery and equipment requiring periodic repairs in the future.

The reserve is as provided for in Article 43 of the former Regulations to Enforce the Commercial Code of Japan.

(5) Retirement allowance for officers:

To meet the payment of retirement gratuities to officers in the future, the Company provides an amount payable at the end of each business year in accordance with its internal rules.

The allowance is as provided for in Article 43 of the former Regulations to Enforce the Commercial Code of Japan.

7. Method of hedge accounting:

Deferral hedge accounting is applicable.

8. Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

9. Amounts stated herein:

The numeric figures disregard amounts less than one million yen.

(Notes to the balance sheet)

1. Receivables from subsidiaries and payables to subsidiaries:

Short-term receivables from subsidiaries:	¥91,113 million
Short-term payables to subsidiaries:	¥33,675 million
Long-term receivables from subsidiaries:	¥6,746 million
Long-term payables to subsidiaries:	¥602 million

2. Accumulated depreciation of tangible fixed assets: ¥1,536,798 million

3. Amount of assets pledged:

Tangible fixed assets:	¥819,559 million
Investment securities:	¥415 million

4. Total guarantee obligations, etc.: ¥27,977 million

5. Principal foreign currency assets and liabilities:

Accounts receivable – other:	¥48,967 million	(US$420 million, etc.)
Investment in common stock of subsidiaries:	¥43,093 million	(A$163 million, etc.)
Accounts payable – trade:	¥135,949 million	(US$1,147 million)
Accounts payable – other:	¥47,845 million	(US$403 million, etc.)

6. Total deferred hedging loss prior to offsetting against deferred hedging income:

Short-term deferred hedging income of ¥212 million was offset against short-term deferred hedging loss of ¥1,219 million. Consequently, short-term deferred hedging loss of ¥1,007 million is reported in the "current assets".

Long-term deferred hedging income of ¥15,919 million was offset against long-term deferred hedging loss of ¥4,861 million. Consequently, long-term deferred hedging income of ¥11,057 million is reported in the "long-term liabilities".

7. Limitation on dividends

a.	Limitation on dividends in accordance with the Land Revaluation Law of Japan:	¥147,799 million
b.	Increase in net assets as provided for in Article 124, item 3 of the former Regulations to Enforce the Commercial Code of Japan:	¥15,720 million

8. Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, the Company's lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deterred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in shareholders' equity as "revaluation difference of lands".

(1) Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

(2) Revaluation date: March 31, 2002

(3) Difference of the market value as at the end of the business year of the lands revaluated and the book value thereof after such revaluation:

(¥143,511 million)

(Notes to the statement of income)

1. Transactions with subsidiaries:

Sales:	¥216,878 million
Purchases:	¥145,057 million
Transactions other than ordinary business:	¥735 million

2. Net income per share: ¥1,421.39

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year	53,972,790,646
Reversal of reserve for special depreciation	349,137,110
Reversal of reserve for loss on overseas investment, etc.	11,789,452
Reversal of reserve for deferred income tax on fixed assets	3,799,939,381
Reversal of reserve for preference dividends	756,000,000
Total:	58,889,656,589
To be appropriated as follows:	
Earned reserve	150,300,000
Dividends (¥55.00 per share)	1,502,682,500
Reserve for deferred income tax on fixed assets	3,124,360,050
Retained earnings to be carried forward to the next year	54,112,314,039

(Note) Reversal of reserve for special depreciation, reversal of reserve for deferred income tax on fixed assets and reserve for deferred income tax on fixed assets have been made as provided for in the Special Taxation Measures Law of Japan.

INDEPENDENT AUDITORS' REPORT

May 16, 2006

To: The Board of Directors,
Idemitsu Kosan Co., Ltd.

ChuoAoyama Audit Corporation

Hiroshi Koyama (seal)
Specified and Executive Partner
Certified Public Accountant

Hisaya Hirai (seal)
Specified and Executive Partner
Certified Public Accountant

Junichi Sadamori (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provisions of Article 2, paragraph 1 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) of Idemitsu Kosan Co., Ltd. (the "Company") for the 91st business year from April 1, 2005 to March 31, 2006. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the former Commercial Code of Japan.

Subsequent event:

The subsequent event with respect to business restructuring is stated in the business report.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 91st business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, audit plan, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, internal audit sections, etc. reports on the state of execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Independent Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports and made a full investigation.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, ChuoAoyama Audit Corporation, are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation of the Company;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation of the Company exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

May 22, 2006

The Board of Statutory Auditors
Idemitsu Kosan Co., Ltd.

Tetsuya Nagao (seal)
Full-time Statutory Auditor

Munehiro Okuda (seal)
Full-time Statutory Auditor

Nobuo Seo (seal)
Statutory Auditor

Masahiro Inoue (seal)
Statutory Auditor

Koichi Kumazaki (seal)
Statutory Auditor

(Note) Statutory Auditors Nobuo Seo, Masahiro Inoue and Koichi Kumazaki are external auditors as provided for in Article 18, paragraph 1 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

<u>Proposition No. 1</u>: Approval of the proposed appropriation of retained earnings for the 91st business year

The particulars of the proposition are as set forth on page 45 hereof.

With regard to dividends for the business year under review, while increasing retained earnings to strengthen the financial basis of the Company and prepare for future business development, management proposes to pay a dividend of ¥55 per share to respond to the support of our shareholders.

<u>Proposition No. 2</u>: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) The Company cancelled all of its preferred shares as of October 25, 2005. Hence, the Company intends to delete the provisions for preferred shares and delete and revise the related provisions, as well as to increase the total number of issuable shares to allow the Company to implement capital policies with agility.

(2) To clearly define Directors' management responsibilities and establish a system to quickly respond to changes in the business conditions, the Company intends to shorten their term of office to one (1) year.

(3) The Company intends to abolish the restriction on transfers of shares to allow our shareholders to transfer their shares freely, as well as to introduce a unit-of-share system to reduce share-handling costs.

(4) By taking into consideration the prevalence of the Internet and the reduction of expenses of public notices, the Company intends to provide for the giving of public notices by an electronic method and an alternate method when an electronic publication is not available due to an inevitable cause.

(5) In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan and the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law" (2005 Law No. 87; the "Adjustment Law") of Japan, the Company intends to make required amendment pursuant to the Corporation Law and the Adjustment Law, as described below:

(a) To clearly define the rights of holders of less-than-one-unit shares as a result of the introduction of the unit-of-share system, the Company intends to establish a new provision for the rights of holders of less-than-one-unit shares as specified in the laws or ordinances and in the Articles of Incorporation.

(b) By giving a thought to the prevalence of the Internet, the Company intends to establish a new provision that allows reference documents for General Meetings of Shareholders and other documents to be disclosed via the Internet pursuant to the Ordinance of the Ministry of Justice and deemed to have been provided to the shareholders.

(c) To make the Board of Directors function with agility, the Company intends to establish a new provision that allows the Company to deem resolutions by the Board of Directors to be adopted without holding a meeting of the Board of Directors.

(d) To make each external Statutory Auditors fulfill a role expected of him/her, the Company intends to establish a new provision that allows the Company to enter into agreements with external Statutory Auditors to limit their liabilities.

(e) To implement capital policies and dividend policies with agility, the Company intends to establish a new provision that allows the Company to determine the distribution of surplus by resolution of the Board of Directors.

(f) To hold General Meetings of Shareholders with agility, the Company intends to establish a new provision that expands the area in which General Meetings of Shareholders may be convened.

(g) In addition, in accordance with the enforcement of the Corporation Law and the Adjustment Law, the Company intends to make required amend, including adjustment of the provisions and changes of terms.

(6) In addition, the Company intends to make arrangements, change of the numbering of the Articles due to additions and deletions of the provisions and the placement of headings.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

The Existing Articles of Incorporation	Proposed amendment
Chapter I. General Provisions	**Chapter I. General Provisions**
	(Trade name)
Article 1. The Company shall be called "Idemitsu Kosan Kabushiki Kaisha", which shall be written "Idemitsu Kosan Co., Ltd." in English.	Article 1. The Company shall be called "Idemitsu Kosan Kabushiki Kaisha", which shall be written "Idemitsu Kosan Co., Ltd." in English.
	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following activities:	Article 2. The objectives of the Company shall be to engage in the following businesses:
1. Oil refining and oil and fat manufacturing;	(1) Oil refining and oil and fat manufacturing
2. Petrochemical industry;	(2) Petrochemical industry;

The Existing Articles of Incorporation	Proposed amendment
3. Investigation, development and collection of oil, coal, geothermal sources and other mineral resources;	(3) Investigation, development and collection of oil, coal, geothermal sources and other mineral resources;
4. Manufacturing of pharmaceutica agricultural chemicals, agricultu materials and chemical agents;	(4) Manufacturing of pharmaceuticals, agricultural chemicals, agricultural materials and chemical agents;
5. Development, manufacturing and sale of electronic function materials;	(5) Development, manufacturing and sale of electronic function materials;
6. Export and import, sale and storage of products relating to any of the foregoing items and other articles, and contract for various construction works relating thereto;	(6) Export and import, sale and storage of products relating to any of the foregoing items and other articles, and contract for various construction works relating thereto;
7. Manufacturing, processing, sale and purchase, transportation and export and import of the following articles:	(7) Manufacturing, processing, sale and purchase, transportation and export and import of the following articles:
(1) Petrochemicals, including ethylene, propylene, benzene and toluene, synthetic resins, synthetic resin processed products and chemical agents;	a. Petrochemicals, including ethylene, propylene, benzene and toluene, synthetic resins, synthetic resin processed products and chemical agents;
(2) Fertilizers, feedstuffs, feedstuff additives, foodstuffs and food additives;	b. Fertilizers, feedstuffs, feedstuff additives, foodstuffs and food additives;
(3) Various materials for civil engineering and construction and for houses;	c. Various materials for civil engineering and construction and for houses;
(4) Various materials for agriculture and forestry, stockbreeding and fisheries;	d. Various materials for agriculture and forestry, stockbreeding and fisheries;
(5) Various materials relating to physical distribution, including cargo handling, transportation and packaging;	e. Various materials relating to physical distribution, including cargo handling, transportation and packaging;
8. Design, execution, production, and sale and purchase of various machinery, facilities and equipment for chemical industries and environmental protection;	(8) Design, execution, production, and sale and purchase of various machinery, facilities and equipment for chemical industries and environmental protection;
9. Production, sale and purchase, and rent and lease of machinery for processing synthetic resins;	(9) Production, sale and purchase, and rent and lease of machinery for processing synthetic resins;

The Existing Articles of Incorporation	Proposed amendment
10. Provision of technologies relating to any of the foregoing items;	(10) Provision of technologies relating to any of the foregoing items;
11. Power supplying services;	(11) Power supplying services;
12. Warehousing;	(12) Warehousing;
13. Seaborne shipping;	(13) Seaborne shipping;
14. Rent and lease of vessels;	(14) Rent and lease of vessels;
15. Purchase and sale, rent and lease and management of real estate;	(15) Purchase and sale, rent and lease and management of real estate;
16. Exhibition, sale and purchase and publication of fine arts;	(16) Exhibition, sale and purchase and publication of fine arts;
17. Development, sale and consulting of and on computer software; and	(17) Development, sale and consulting of and on computer software; and
18. Any and all activities appertaining to any of the foregoing items.	(18) Any and all businesses other than those listed in any of the foregoing items.
	(Head Office)
Article 3. The Company shall have its head office in Chiyoda-ku, Tokyo.	Article 3. The Company shall have its head office in Chiyoda-ku, Tokyo.
(To be newly established)	(Organs) Article 4. The Company shall have the following organs in addition to the General Meeting of Shareholders and Directors: 1. Board of Directors; 2. Statutory Auditors; 3. Board of Statutory Auditors; and 4. Account Auditors.
	(Method of giving public notices)
Article 4. The public notices of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.	Article 5. The method of giving public notices of the Company shall be electronic public notification; provided, however, that in case an accident or any other unavoidable cause renders public notice by such electronic public notification unavailable, such public notice shall be given in the Nihon Keizai Shimbun.

The Existing Articles of Incorporation	Proposed amendment
Chapter II. Shares	**Chapter II. Shares**
	(Total number of issuable shares)
Article 5. The total number of shares authorized to be issued by the Company shall be two billion (2,000,000,000) shares; provided, however, that in the event that any shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 6. The total number of issuable shares of the Company shall be 109,000,000 shares.
Article 6. For the purpose of payment of dividends as set forth in Article 36 hereof, the Company shall pay to holders of preferred shares (hereinafter referred to as "preferred shareholders") or registered pledgees on preferred shares (hereinafter referred to as "preferred registered pledgees"), in preference to holders of ordinary shares (hereinafter referred to as "ordinary shareholders") or registered pledgees on ordinary shares (hereinafter referred to as "ordinary registered pledgees"), dividends in an amount, not exceeding ¥500 annually per preferred share, as determined by resolution of the Board of Directors upon the issuance of such preferred shares (hereinafter referred to as "preferred dividends").	(To be deleted)
2. If all or any part of the dividends payable to preferred shareholders or preferred registered pledgees for any business year are not paid, the amount not so paid shall accumulate to any subsequent business year therefrom and the amount not so paid and accumulated (the "accumulated unpaid dividends") shall be paid to preferred shareholders and preferred registered pledgees in preference to the payment of preferred dividends and dividends payable to ordinary shareholders.	(To be deleted)
3. No dividends exceeding the amount of the preferred dividends shall be paid to preferred shareholders or preferred registered pledgees.	(To be deleted)
4. Notwithstanding the provisions of Article 37 hereof, no cash distribution as provided for in Article 293-5 of the Commercial Code of Japan shall be made to preferred shareholders or preferred registered pledgees.	(To be deleted)

The Existing Articles of Incorporation	Proposed amendment
5. In the case of distribution of residual assets, the Company shall pay an amount equivalent to the issue price per preferred share and the accumulated unpaid dividends to preferred shareholders or preferred registered pledgees, in preference to ordinary shareholders or ordinary registered pledgees; provided, however, that after such preference payment, no residual assets shall be distributed to preferred shareholders or preferred registered pledgees.	(To be deleted)
6. Preferred shareholders shall not be entitled to vote at General Meetings of Shareholders of the Company except as provided for in laws or ordinances.	(To be deleted)
7. Preferred shares shall not be subdivided.	(To be deleted)
8. No rights to subscribe for new shares, rights to subscribe for convertible bonds or rights to subscribe for bonds with warrants shall be incorporated in the preferred shares.	(To be deleted)
9. The Company may at any time purchase preferred shares and cancel the same for the purchase price by appropriation of profits which might otherwise be distributed to shareholders.	(To be deleted)
10. The Company may make mandatory redemption of each tranche of preferred shares in whole or in part on the day specified by resolution of the Board of Directors upon the issuance thereof; provided, however, that in the event of mandatory redemption in part, it shall be made by a drawing or any other manner.	(To be deleted)
11. For the purpose of mandatory redemption under the foregoing paragraph, the redemption amount shall be the issue price of the preferred shares, plus an amount obtained on a daily pro rata basis for the period from, and including, the first day of the business year during which the redemption date falls to, and including, the redemption date, and the accumulated unpaid dividends, if any.	(To be deleted)
Article 7. The shares of the Company may not be transferred without obtaining approval from the Board of Directors.	(To be deleted)

The Existing Articles of Incorporation	Proposed amendment
2. The resolution for the approval under the foregoing paragraph and the designation of a transferee of the shares shall be adopted at a meeting of the Board of Directors at which two-thirds (2/3) or more of the Directors shall be present, by two-third (2/3) or more of the Directors so present.	(To be deleted)
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue share certificates in respect of its shares.
(To be newly established)	(Number of shares constituting one unit and non-issuance of certificates for less-than-one-unit shares) Article 8. The number of shares constituting one unit of shares of the Company shall be *100 shares.*
(To be newly established)	2. Notwithstanding the provision of Article 7 hereof, the Company shall not issue any certificate representing less-than-one-unit shares, unless provided for in the Share Handling Regulations.
(To be newly established)	(Rights in respect of less-than-one-unit shares) Article 9. Shareholders (including beneficial shareholders; the same applies hereafter) of the Company can not exercise rights other than those listed below, in respect of their less-than-one-unit shares: (1) Rights set forth in each item of Article 189, paragraph 2 of the Corporation Law of Japan; (2) Rights to make requests pursuant to the provision of Article 166, paragraph 1 of the Corporation Law of Japan; (3) Rights to the allocation of shares and stock acquisition rights offered to shareholders, in proportion to the numbers of their respective shares; and (4) Rights to make requests as provided for in Article 10 hereof.
(To be newly established)	(Additional purchase of less-than-one-unit shares) Article 10. Any shareholder of the Company can request the Company to sell the number of shares that will, together with the number of his/her less-than-one-unit shares, constitute a full unit of shares, in accordance as provided for in the Share Handling Regulations.

The Existing Articles of Incorporation	Proposed amendment
	(Share registrar)
Article 8. The Company shall have a transfer agent with respect to its shares.	Article 11. The Company shall have a share registrar.
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. The share registrar and its place of business shall be designated by resolution of the Board of Directors and public notice shall be given thereof.
3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares and other affairs relating to its shares shall be handled by the transfer agent and not by the Company.	3. The preparation and keeping of the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of stock acquisition rights and the register of loss of share certificates of the Company and other affairs relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.
	(Share Handling Regulations)
Article 9. The denominations of share certificates to be issued by the Company, registration of a transfer of shares and other matters relating to its shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 12. The handling of shares of the Company and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors in addition as provided for in laws or ordinances or in these Articles of Incorporation.
Article 10. The Company shall treat the shareholders appearing or recorded in the register of shareholders as of the close of each business year as shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders relating to such close of the business year.	(To be moved to Article 14)
2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, temporarily specify a record date upon giving prior public notice.	(To be deleted)

The Existing Articles of Incorporation	Proposed amendment
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
	(Convocation)
Article 11. The Ordinary General Meeting of Shareholders shall be convened in June each year, and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.	Article 13. The Ordinary General Meeting of Shareholders of the Company shall be convened in June each year, and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.
2. The share registrar and its place of business shall be designated by resolution of the Board of Directors and public notice shall be given thereof.	2. General Meetings of Shareholders of the Company shall be held in any ku (or ward) of Tokyo.
(To be moved from Article 10)	(Record date for the Ordinary General Meeting) Article 14. The record date for voting rights at the Ordinary General Meeting of Shareholders shall be March 31 of each year.
	(Convener and chairman)
Article 12. The President shall act as chairman of each General Meeting of Shareholders. In case the President is unable to act, one of the Executive Vice Presidents shall act in his place; in case the Executive Vice Presidents are unable to act, one of the other Directors shall act in their place in the order previously fixed by the Board of Directors.	Article 15. General Meetings of Shareholders shall be convened and presided over by the President.
(To establish paragraph 2 to include the second sentence)	2. In case the President is unable to act, one of the other Directors shall convene and preside over a General Meeting of Shareholders in the order previously fixed by the Board of Directors.
(To be newly established)	(Disclosure of reference documents, etc. for the General Meeting of Shareholders via the Internet and deemed provision thereof) Article 16. By disclosing information relating to the matters that shall be described or stated in any reference document for the General Meeting of Shareholders, business report, financial statement and consolidated financial statement upon convening a General Meeting of Shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.

The Existing Articles of Incorporation	Proposed amendment
	(Method of adopting resolutions)
Article 13. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, a resolution of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 17. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, a resolution of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.
2. Resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a general meeting of shareholders at which shareholders representing one-third (1/3) or more of the voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third (1/3) or more of the voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
	(Exercise of voting rights by proxy)
Article 14. A shareholder may exercise his voting rights by proxy who shall be another shareholder. In that case, such proxy must submit a document showing the power of representation.	Article 18. Any shareholder may exercise his/her voting rights by proxy who shall be another shareholder of the Company entitled to vote.
(To establish paragraph 2 to include the second sentence)	2. Such shareholder or such proxy shall present to the Company a document showing the power of representation for each General Meeting of Shareholders.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
	(Number)
Article 15. The Company shall have not more than twenty (20) Directors.	Article 19. The Company shall have not more than twenty (20) Directors.
	(Method of election)
Article 16. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third (1/3) or more of the voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	Article 20. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third (1/3) or more of the voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
2. Resolutions for the election of Directors shall not be by cumulative voting.	2. Resolutions for the election of Directors shall not be by cumulative voting.

The Existing Articles of Incorporation	Proposed amendment
	(Term of office)
Article 17. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within two (2) years after their assumption of office. Such Directors may be reelected.	Article 21. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within one (1) year after their election.
Article 18. The Chairman of the Board, President, Executive Vice Presidents, Senior Managing Directors and Managing Directors shall be elected from among the Directors by resolution of the Board of Directors.	(To be moved to Article 22, paragraph 2)
	(Representative Directors and Directors with specific titles)
Article 19. The President shall represent the Company.	Article 22. The Board of Directors shall, by its resolution, appoint a Representative Director or Directors.
2. In addition to the foregoing paragraph, any Director to represent the Company shall be elected by resolution of the Board of Directors.	2. The Board of Directors may, by its resolution, appoint one (1) Chairman of the Board, (1) President, (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.
Article 20. Remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders.	(To be moved to Article 27)
Article 21. The Board of Directors shall make decisions on matters forming the basis of execution of business of the Company.	(To be deleted)
(To be newly established)	(Convener and chairman of meetings of the Board of Directors) Article 23. Unless otherwise provided for in laws or ordinances, meetings of the Board of Directors shall be convened and presided over by the President.
(To be newly established)	2. In case the President is unable to act, one of the other Directors shall convene and preside over a meeting of the Board of Directors in the order previously fixed by the Board of Directors.

The Existing Articles of Incorporation	Proposed amendment
	(Notice of meeting of the Board of Directors)
Article 22. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor no later than three (3) days prior to the date of the meeting; provided, however, that if consented to by all the Directors and the Statutory Auditors, such meeting may be held without following the convocation procedure.	Article 24. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor no later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(To establish paragraph 2 to include the proviso)	2. If consented to by all the Directors and the Statutory Auditors, a meeting of the Board of Directors may be held without following the convocation procedure.
(To be newly established)	(Omission of resolutions at a meeting of the Board of Directors) Article 25. If the requirements of Article 370 of the Corporation Law of Japan are satisfied, the Company may deem that a resolution has been carried at a meeting of the Board of Directors.
	(Regulations of the Board of Directors)
Article 23. In addition as provided for in laws or ordinances or in these Articles of Incorporation, the matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 26. In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.
(To be moved from Article 20)	(Remuneration, etc.) Article 27. Remuneration, bonuses and other proprietary benefits ("remuneration, etc.") Directors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the General Meeting of Shareholders.
Article 24. The Company may, by resolution of the Board of Directors, have an Advisor or Advisors.	(To be deleted)
	(Indemnification of Directors)
Article 25. The Company may exempt any Director (including any former Director) from liabilities for any act as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent allowed by laws or ordinances, by resolution of the Board of Directors in accordance with the provisions of Article 266, paragraph 12 of the said code.	Article 28. The Company may, as provided for in Article 426, paragraph 1 of the Corporation Law of Japan, exempt any Director (including any former Director) from liabilities for damages due to a failure to execute his/her duties to the extent allowed by laws or ordinances, by resolution of the Board of Directors.

The Existing Articles of Incorporation	Proposed amendment
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
	(Number)
Article 26. The Company shall have not more than six (6) Statutory Auditors.	Article 29. The Company shall have not more than six (6) Statutory Auditors.
	(Method of election)
Article 27. Resolutions for the election of Statutory Auditors shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third (1/3) or more of the voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	Article 30. Resolutions for the election of Statutory Auditors shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third (1/3) or more of the voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
	(Term of office)
Article 28. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office. Such Statutory Auditors may be reelected.	Article 31. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within four (4) years after their election.
2. If there occurs a vacancy in the office of Statutory Auditors but not in the statutory number thereof, such vacancy may not be filled.	(To be deleted)
(To be newly established)	2. The term of office of a Statutory Auditor elected to fill a vacancy created by the retirement of a Statutory Auditor prior to the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor would expire.
	(Full-time Statutory Auditors)
Article 29. The Statutory Auditors shall appoint a Full-time Statutory Auditor or Auditors from among their number.	Article 32. The Board of Statutory Auditors shall, by its resolution, appoint a Full-time Statutory Auditor or Auditors.
Article 30. Remuneration of Statutory Auditors shall be determined by resolution of the General Meeting of Shareholders.	(To be moved to Article 35)

The Existing Articles of Incorporation	Proposed amendment
	(Notice of meeting of the Board of Statutory Auditors)
Article 31. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor no later than three (3) days prior to the date of the meeting; provided, however, that if consented to by all the Statutory Auditors, such meeting may be held without following the convocation procedure.	Article 33. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor no later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(To establish paragraph 2 to include the proviso)	2. If consented to by all the Statutory Auditors, a meeting of the Board of Statutory Auditors may be held without following the convocation procedure.
(To be established)	(Regulations of the Board of Statutory Auditors)
	Article 34. In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.
(To be moved from Article 30)	(Remuneration, etc.)
	Article 35. Remuneration, etc. of Statutory Auditors shall be determined by resolution of the General Meeting of Shareholders.
	(Indemnification of Statutory Auditors)
Article 32. The Company may exempt any Statutory Auditor (including any former Statutory Auditor) from liabilities to the extent allowed by laws or ordinances, by resolution of the Board of Directors in accordance with the provisions of Article 280, paragraph 1 of the Commercial Code of Japan.	Article 36. The Company may, as provided for in Article 426, paragraph 1 of the Corporation Law of Japan, exempt any Statutory Auditor (including any former Statutory Auditor) from liabilities for damages due to a failure to execute his/her duties to the extent allowed by laws or ordinances, by resolution of the Board of Directors.
(To be newly established)	2. The Company may, as provided for in Article 427, paragraph 1 of the Corporation Law of Japan, enter into an agreement with any outside Statutory Auditor to limit his/her liability for damages due to a failure to execute his/her duties; provided, however, that the limit on his/her liability under such agreement shall be the amount as provided for in laws or ordinances.

The Existing Articles of Incorporation	Proposed amendment
Chapter VI. Accounts	**Chapter VI. Accounts**
Article 33. The date of closing of accounts of the Company shall be March 31 of each year.	(Fiscal year) Article 37. The fiscal year of the Company shall be annual, commencing on April 1 of each year and ending on March 31 of the following year.
Article 34. Unless otherwise provided for in laws or ordinances, voluntary reserves may be appropriated by resolution of the Board of Directors.	(To be deleted)
Article 35. The Company shall, as reserves for preferred dividends, set up a half (1/2) or more of the amount required for preferred dividends for the next following business year out of the amount obtained by deducting dividends and earned surplus reserve from net income for each business year.	(To be deleted)
2. The reserves for preferred dividends mentioned in the foregoing paragraph shall be appropriated for the payment of preferred dividends and accumulated unpaid dividends.	(To be deleted)
(To be newly established)	(Organ to determine distribution of surplus, etc.) Article 38. Unless otherwise provided for in laws or ordinances, the Company may, by resolution of the Board of Directors, determine the distribution of surplus and other matters as listed in the items of Article 459, paragraph 1 of the Corporation Law of Japan.
Article 36. Dividends shall be paid to the shareholders or the registered pledgees appearing in the register of shareholders as of the closing of accounts of each year.	(Record date for distribution of surplus) Article 39. The record date for year-end dividends of the Company shall be March 31 of each year.
2. The Company shall be relieved of the obligation to pay any dividend if such any dividend remains unreceived upon expiration of three (3) full years from the day on which such any dividend became first due and payable.	(To be moved to Article 40)

The Existing Articles of Incorporation	Proposed amendment
(To be moved from Article 37, paragraph 1)	2. The record date for interim dividends of the Company shall be September 30 of each year.
(To be newly established)	3. In addition to the foregoing two paragraphs, the Company may make distribution of surplus by specifying a record date therefor.
Article 37. By resolution of the Board of Directors, the Company may, pursuant to Article 293-5 of the Commercial Code of Japan, make cash distribution to the shareholders or the registered pledgees appearing in the register of shareholders as of September 30 of each year.	(To be moved to Article 39, paragraph 2)
2. The provision of Article 36, paragraph 2 shall apply *mutatis mutandis*, to the cash distribution mentioned in the foregoing paragraph.	(To be integrated into Article 40)
(To be moved from Article 36, paragraph 2, and to integrate Article 37, paragraph 2)	(Period of limitations on dividends) Article 40. In the event that dividends are distributed in cash, if any dividend remains unreceived upon the expiration of three (3) full years from the day on which such any dividend became first due and payable, the Company shall be relieved of the obligation to pay such any dividend.

Proposition No. 3: Election of 12 Directors

If Proposition No. 2 (Amendment to the Articles of Incorporation) is approved, the term of office of all of the Directors will expire at the close of this Ordinary General Meeting of Shareholders pursuant to Article 332, paragraph 4, item 3 of the Corporation Law of Japan. Hence, it is hereby proposed that 12 Directors be elected.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
1.	Akira Idemitsu (May 5, 1932)	April 1961	Joined the Company	1,500 shares
		June 1981	Director and General Manager of Hokkaido Refinery	
		June 1983	Director and General Manager of Overseas Department	
		June 1988	Managing Director and General Manager of Overseas Department	
		June 1991	Director of the Company and President of Idemitsu Petro Oil Company	
		June 1993	Senior Managing Director	
		June 1995	Exective Vice President	
		May 1998	President	
		June 2002	Chairman (to date)	
2.	Akihiko Tembo (November 16, 1939)	April 1964	Joined the Company	1,500 shares
		July 1988	President of Idemitsu Europe Co., Ltd.	
		June 1991	Director and General Manager of Accounting Department	
		June 1998	Managing Director	
		June 2000	Senior Managing Director	
		June 2002	President (to date)	
3.	Masao Harada (August 18, 1942)	April 1965	Joined the Company	1,500 shares
		June 1995	Director President of Okinawa Sekiyuseisei Co., Ltd.	
		June 1998	Director and General Manager of Operation Department	
		June 2000	Managing Director and General Manager of Total Planning Department	
		April 2002	Managing Director	
		June 2004	Executive Vice President (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
4.	Yoshiaki Yoshioka (October 29, 1942)	April 1966	Joined the Company	1,500 shares
		June 1994	Director and General Manager of Total Planning Department	
		June 1995	Director, General Manager of External Affairs Department and General Manager of Total Planning Department (as of 1st June); Director and General Manager of External Affairs Department (as of 27th June)	
		June 1998	Director and General Manager of Sales Department	
		June 2001	Managing Director and General Manager of Sales Department	
		September 2002	Managing Director and General Manager of Demand and Supply Department	
		April 2003	Managing Director	
		June 2004	Executive Vice President (to date)	
5.	Kyo Kusumoto (April 2, 1946)	April 1969	Joined the Company	1,500 shares
		June 1996	President of Idemitsu Apollo Corporation	
		June 1998	General Manager of Lubricants Department	
		June 2001	Director and General Manager of Aichi Refinery	
		April 2003	General Manager of Chiba Refinery	
		June 2004	Managing Director (to date)	
6.	Tetsuo Nishimura (March 13, 1945)	April 1967	Joined the Company	1,500 shares
		April 1990	President of Idemitsu Apollo Corporation	
		April 1994	Deputy General Manager of Overseas Department	
		June 1997	General Manager of Sapporo Branch	
		June 1998	General Manager of Overseas Department	
		June 2000	Managing Director of Idemitsu Petrochemicals Co., Ltd.	
		August 2004	Managing Director (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
7.	Masakatsu Tanaka (January 3, 1947)	April 1969	Joined the Company	1,500 shares
		June 1998	Director of Idemitsu Petrochemicals Co., Ltd.	
		June 2001	Managing Director of Idemitsu Petrochemicals Co., Ltd.	
		August 2004	Executive Corporate Officer	
		April 2005	Assistant to Vice President	
		June 2005	Managing Director (to date)	
8.	Kazuhisa Nakano (January 4, 1948)	April 1971	Joined the Company	1,530 shares
		June 2002	President of Idemitsu Oil & Gas Co., Ltd.	
		April 2003	Executive Officer and General Manager of Personnel Department	
		June 2004	Director and General Manager of Personnel Department	
		June 2005	Managing Director and General Manager of Personnel Department (to date)	
9.	Shuichi Omiya (September 6, 1946)	April 1972	Joined the Company	1,490 shares
		June 2001	Director of Idemitsu Petrochemicals Co., Ltd.	
		April 2003	Corporate Officer and General Manager of Research and Development Department	
		June 2004	Director and General Manager of Research and Development Department	
		December 2004	Director and General Manager of Electronic Materials Department and General Manager of Research and Development Department	
		April 2005	Director	
		June 2005	Managing Director (to date)	
10.	Kenichi Matsui (July 5, 1949)	April 1972	Joined the Company	1,640 shares
		June 2001	General Manager of Accounting Department	
		April 2003	Corporate Officer and General Manager of Accounting Department	
		June 2004	Executive Corporate Officer and General Manager of Accounting Department	
		June 2005	Managing Director (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
11.	Atsuo Hashimoto (February 5, 1947)	April 1969	Joined the Company	1,500 shares
		June 1998	General Manager of Fukuoka Branch	
		June 2001	Director and General Manager of General Affairs Department	
		April 2003	Corporate Officer and General Manager of General Affairs Department	
		June 2004	Director and General Manager of General Affairs Department (to date)	
12.	Takatoshi Hiruma (January 19, 1950)	April 1973	Joined the Company	580 shares
		June 1999	General Manager of Hokuriku Branch	
		June 2001	General Manager of Tokuyama Refinery; Director and General Manager of Tokuyama Plant of Idemitsu Petrochemicals Co., Ltd.	
		April 2003	Corporate Officer and General Manager of Demand and Supply Department	
		June 2004	Executive Corporate Officer and General Manager of Demand and Supply Department	
		June 2005	Director and General Manager of Corporate Planning Department (to date)	

(Note) There is no special relationship between any candidate for Director and Company.

Proposition No. 4: Election of five (5) Statutory Auditors

If Proposition No. 2 (Amendment to the Articles of Incorporation) is approved, the term of office of all of the Statutory Auditors will expire at the close of this Ordinary General Meeting of Shareholders pursuant to Article 336, paragraph 4, item 4 of the Corporation Law of Japan. Hence, it is hereby proposed that five Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as follows:

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
1.	Tetsuya Nagao (July 4, 1947)	April 1970	Joined the Company	1,180 shares
		June 2000	General Manager of Home Energy Department	
		October 2001	President of Idemitsu Gas & Life Co., Ltd.	
		April 2004	Resigned as President of Idemitsu Gas & Life Co., Ltd.	
		June 2004	Full-time Statutory Auditor (to date)	
2.	Munehiro Okuda (January 27, 1946)	April 1968	Joined the Company	1,790 shares
		June 2001	Director of Idemitsu Petrochemicals Co., Ltd.	
		April 2003	Director and General Manager of Chiba Plant of Idemitsu Petrochemicals Co., Ltd.	
		August 2004	General Manager of Chiba Plant, Petrochemicals Business Division	
		June 2005	Full-time Statutory Auditor (to date)	
3.	Masahiro Inoue (September 23, 1947)	March 1973	Registered as certified tax accountant	-
		February 1997	Opened Masahiro Inoue Certified Tax Accountant Office	
		June 2004	Statutory Auditor (to date)	
4.	Koichi Kumazaki (August 5, 1936)	April 1961	Joined The Tokai Bank, Limited	-
		June 1990	Director of The Tokai Bank, Limited	
		June 1993	Managing Director of The Tokai Bank, Limited	
		May 1995	President of The Million Credit Co., Ltd.	
		April 2000	Chairman of The Million Credit Co., Ltd.	
		June 2000	President and Representative Director of Million Card Service Co., Ltd.	
		January 2002	President and Representative Director of UFJ Card Co., Ltd.	
		June 2002	Retired from UFJ Card Co., Ltd.	
		June 2005	Statutory Auditor (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
5.	Michihisa Ono (August 26, 1933)	April 1963	Registered as attorney at law	-
		April 1981	Instructor of the Judicial Research and Training Institute of Supreme Court	
		April 1994	Chairman of Daini Tokyo Bar Association, Vice Chairman of the Japan Federation of Bar Associations	
		April 2002	Member of Examination Board for Judicial Apprentice of Supreme Court (current)	

(Note) 1. Messrs. Masahiro Inoue, Koichi Kumazaki and Michihisa Ono, three in all, are candidates for external Statutory Auditors as provided for in Article 335, paragraph 3 of the Corporation Law of Japan.

2. There is no special relationship between any candidate for Statutory Auditor and Company.

Proposition No. 5: Granting of retirement gratuities

It is hereby proposed that retirement gratuities be granted to Mr. Shuichi Shiraki, who will retire as Director at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

The Company has determined to revise its policy of remuneration to its Directors and Statutory Auditors, whereby relating their remuneration to each term of office and linking it more closely with performances. Consequently, the Company has determined to abolish the policy of retirement gratuities for Directors and Statutory Auditors as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, it is hereby proposed that retirement gratuities be granted to Directors Akira Idemitsu, Akihiko Tembo, Masao Harada, Yoshiaki Yoshioka, Kyo Kusumoto, Tetsuo Nishimura, Masakatsu Tanaka, Kazuhisa Nakano, Shuichi Omiya, Kenichi Matsui, Atsuo Hashimoto and Takatoshi Hiruma and Statutory Auditors Tetsuya Nagao and Munehiro Okuda, who will be reelected as Directors and Statutory Auditors if Proposition 3 and Proposition 4 are approved, in appreciation of services rendered by them while in office, based on their respective terms of office up to the close of this Ordinary General Meeting of Shareholders and within the extent of a reasonable amount in accordance with the established standards of the Company when they retire as Directors or Statutory Auditors, respectively, and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the Directors and to consultation among the Statutory Auditors in respect of the retiring Statutory Auditors, respectively.

The brief personal history of the retiring Statutory Auditor is as follows:

Name	Brief personal history	
Hidekazu Shiraki	June 2001 April 2003	Director Managing Director (to date)

The brief personal histories of the Directors and Statutory Auditors who will be reelected as Directors and Statutory Auditors if Proposition 3 and Proposition 4 are approved are as follows:

Name	Brief personal history	
Akira Idemitsu	June 1981 June 1988 June 1991 June 1993 June 1995 May 1998 June 2002	Director Managing Director Director Senior Managing Director Vice President and Director President Chairman (to date)
Akihiko Tembo	June 1993 June 1998 June 2000 June 2002	Director Managing Director Senior Managing Director President (to date)
Masao Harada	June 1995 June 2000 June 2004	Director Managing Director Vice President (to date)
Yoshiaki Yoshioka	June 1994 June 2001 June 2004	Director Managing Director Vice President (to date)
Kyo Kusumoto	June 2001 June 2004	Director (till March 2003) Managing Director (to date)
Tetsuo Nishimura	August 2004	Managing Director (to date)
Masakatsu Tanaka	June 2005	Managing Director (to date)
Kazuhisa Nakano	June 2004 June 2005	Director Managing Director (to date)
Shuichi Omiya	June 2004 June 2005	Director Managing Director (to date)
Kenichi Matsui	June 2005	Managing Director (to date)
Atsuo Hashimoto	June 2001 June 2004	Director (till March 2003) Director (to date)
Takatoshi Hiruma	June 2005	Director (to date)
Tetsuya Nagao	June 2004	Full-time Statutory Auditor (to date)
Munehiro Okuda	June 2005	Full-time Statutory Auditor (to date)

Proposition No. 6: Revision of remuneration for officers

The amount of remuneration for Directors currently applicable has been fixed at not exceeding ¥1,000 million per year pursuant to the approval of the 88th Ordinary General Meeting of Shareholders held on June 24, 2003 and the amount of remuneration for Statutory Auditors currently applicable has been fixed at not exceeding ¥100 million per year pursuant to the approval of the 76th Ordinary General Meeting of Shareholders held on June 25, 1991. In consideration of changes in the economic conditions since then, the abolition of its policy of retirement gratuities and various other circumstances, it is hereby proposed that the amount of remuneration for Directors be revised to be not exceeding

¥1,200 million per year and the amount of remuneration for Statutory Auditors be revised to be not exceeding ¥120 million per year.

The Company currently has 13 Directors and five Statutory Auditors. If Proposition No. 3 and Proposition No. 4 are approved, the Company will have 12 Directors and five Statutory Auditors.

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